Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HDFC Bank Limited

We consent to the use of our reports dated July 25, 2018 with respect to the consolidated balance sheets of HDFC Bank Limited and its subsidiaries (together ‘the Company’) as of March 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes and financial statement schedules 1 to 33 (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of March 31, 2018, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/S/ KPMG

Mumbai, India

July 30, 2018